Exhibit 99.1

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
(United States dollars in millions, except per share figures) (Unaudited)
Prepared in accordance with U.S. GAAP

		2021					2022					2023
	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL
VEHICLE VOLUME STATISTICS (in millions)
North American vehicle volumes (including Mexico)		3.752	3.213	2.921	3.219	13.105	3.621	3.551	3.607	3.524	14.303	3.893	4.036	7.929
European vehicle volumes:
Western Europe		3.046	2.444	1.785	2.393	9.668	2.493	2.598	2.295	2.706	10.092	3.010	2.923	5.933
Eastern Europe		1.870	1.671	1.212	1.650	6.403	1.509	1.411	1.310	1.494	5.724	1.528	1.609	3.137
Total Europe		4.916	4.115	2.997	4.043	16.071	4.002	4.009	3.605	4.200	15.816	4.538	4.532	9.070

Asia volumes		11.548	10.391	9.670	12.251	43.860	11.549	10.351	12.545	12.761	47.206	11.726	12.152	23.878

China volumes		6.032	5.699	5.438	7.366	24.535	6.367	5.488	7.232	7.266	26.353	5.936	6.648	12.584

Magna Steyr vehicle assembly volumes		0.040	0.030	0.023	0.033	0.126	0.025	0.031	0.025	0.027	0.108	0.034	0.027	0.061

AVERAGE FOREIGN EXCHANGE RATES
1 Canadian dollar equals U.S. dollars		0.790	0.814	0.794	0.794	0.798	0.790	0.783	0.765	0.737	0.769	0.740	0.745	0.743
1 Euro equals U.S. dollars		1.205	1.206	1.178	1.144	1.183	1.123	1.064	1.006	1.019	1.053	1.073	1.089	1.081
1 Chinese renminbi equals U.S. dollars		0.154	0.155	0.155	0.156	0.155	0.158	0.151	0.146	0.140	0.149	0.146	0.143	0.144

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Sales:
Body Exteriors & Structures		4,025	3,647	3,185	3,620	14,477	4,077	3,947	3,976	4,004	16,004	4,439	4,540	8,979
Power & Vision		3,156	2,881	2,501	2,804	11,342	3,046	2,888	2,911	3,016	11,861	3,323	3,462	6,785
Seating Systems		1,303	1,166	1,123	1,299	4,891	1,376	1,253	1,295	1,345	5,269	1,486	1,603	3,089
Complete Vehicles		1,850	1,490	1,255	1,511	6,106	1,275	1,403	1,213	1,330	5,221	1,626	1,526	3,152
Corporate & Other		(155)	(150)	(145)	(124)	(574)	(132)	(129)	(127)	(127)	(515)	(201)	(149)	(350)
Sales		10,179	9,034	7,919	9,110	36,242	9,642	9,362	9,268	9,568	37,840	10,673	10,982	21,655

Costs and expenses:
Cost of goods sold		8,662	7,728	6,885	7,822	31,097	8,400	8,259	8,126	8,403	33,188	9,416	9,544	18,960
Selling, general and administrative		430	419	454	414	1,717	386	410	387	477	1,660	488	505	993
Equity income		(47)	(44)	(34)	(23)	(148)	(20)	(25)	(27)	(17)	(89)	(33)	(36)	(69)
EBITDA	1	1,134	931	614	897	3,576	876	718	782	705	3,081	802	969	1,771
Depreciation and amortization		364	374	385	389	1,512	369	360	341	349	1,419	365	366	731
EBIT	2	770	557	229	508	2,064	507	358	441	356	1,662	437	603	1,040
Interest expense, net		23	11	22	22	78	26	20	18	17	81	20	34	54

Operating income	1	747	546	207	486	1,986	481	338	423	339	1,581	417	569	986
Other expense (income), net	1	(58)	6	180	(90)	38	61	426	23	193	703	142	86	228
Income (loss) from operations before income taxes		805	540	27	576	1,948	420	(88)	400	146	878	275	483	758
Income tax expense		183	104	10	98	395	41	57	104	35	237	58	129	187

Net income (loss)		622	436	17	478	1,553	379	(145)	296	111	641	217	354	571
(Income) loss attributable to non-controlling interests	1	(7)	(12)	(6)	(14)	(39)	(15)	(11)	(7)	(16)	(49)	(8)	(15)	(23)
Net income (loss) attributable to Magna International Inc.		615	424	11	464	1,514	364	(156)	289	95	592	209	339	548

Adjusted net income attributable to Magna International Inc.	1	566	426	170	391	1,553	383	243	308	261	1,195	319	430	749

Diluted earnings (loss) per share:
Diluted		$ 2.03	$ 1.40	$ 0.04	$ 1.54	$ 5.00	$ 1.22	$ (0.54)	$ 1.00	$ 0.33	$ 2.03	$ 0.73	$ 1.18	$ 1.91
Adjusted Diluted		$ 1.86	$ 1.40	$ 0.56	$ 1.30	$ 5.13	$ 1.28	$ 0.83	$ 1.07	$ 0.91	$ 4.83	$ 1.11	$ 1.50	$ 2.61

Weighted average number of Common Shares outstanding
during the year (in millions):		303.6	303.6	302.6	301.5	302.8	298.1	291.1	288.5	286.3	291.2	286.6	286.3	286.4

PROFITABILITY RATIOS
Selling, general and administrative /Sales		4.2%	4.6%	5.7%	4.5%	4.7%	4.0%	4.4%	4.2%	5.0%	4.4%	4.6%	4.6%	4.6%
EBITDA /Sales		11.1%	10.3%	7.8%	9.8%	9.9%	9.1%	7.7%	8.4%	7.4%	8.1%	7.5%	8.8%	8.2%
EBIT /Sales		7.6%	6.2%	2.9%	5.6%	5.7%	5.3%	3.8%	4.8%	3.7%	4.4%	4.1%	5.5%	4.8%
Operating income /Sales		7.3%	6.0%	2.6%	5.3%	5.5%	5.0%	3.6%	4.6%	3.5%	4.2%	3.9%	5.2%	4.6%
Effective tax rate
Reported		22.7%	19.3%	37.0%	17.0%	20.3%	9.8%	-64.8%	26.0%	24.0%	27.0%	21.1%	26.7%	24.7%
Excluding Other expense (income), net of taxes		23.3%	19.8%	15.0%	16.7%	19.8%	17.3%	24.9%	25.5%	18.3%	21.3%	21.6%	21.8%	21.7%

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(United States dollars in millions) (Unaudited)

	2021				2022				2023
	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q
FUNDS EMPLOYED
Current assets:
Accounts receivable	7,176	6,531	6,082	6,307	7,006	6,764	7,082	6,791	7,959	8,556
Inventories	3,645	3,999	4,150	3,969	4,258	4,064	4,108	4,180	4,421	4,664
Prepaid expenses and other	290	294	247	278	310	262	269	320	367	455
	11,111	10,824	10,479	10,554	11,574	11,090	11,459	11,291	12,747	13,675
Current liabilities:
Accounts payable	6,787	6,248	5,914	6,465	6,845	6,443	6,624	6,999	7,731	7,984
Accrued salaries and wages	897	912	893	851	879	766	810	850	822	858
Other accrued liabilities	2,298	2,186	2,070	2,156	2,123	2,096	1,986	2,118	2,526	2,637
Income taxes payable (receivable)	109	123	125	200	190	136	97	93	9	(14)
	10,091	9,469	9,002	9,672	10,037	9,441	9,517	10,060	11,088	11,465

Working capital	1,020	1,355	1,477	882	1,537	1,649	1,942	1,231	1,659	2,210

Investments	960	1,124	1,455	1,593	1,487	1,375	1,323	1,429	1,390	1,287
Fixed assets, net	8,305	8,297	8,166	8,293	8,090	7,723	7,470	8,173	8,304	8,646
Goodwill, other assets and intangible assets	3,614	3,632	3,530	3,577	3,544	3,353	3,280	3,576	3,640	4,733
Operating lease right-of-use assets	1,869	1,854	1,731	1,700	1,667	1,587	1,545	1,595	1,638	1,667
Funds employed	15,768	16,262	16,359	16,045	16,325	15,687	15,560	16,004	16,631	18,543
FINANCING
Straight debt:
Cash and cash equivalents	(3,464)	(3,426)	(2,748)	(2,948)	(1,996)	(1,664)	(1,102)	(1,234)	(2,429)	(1,281)
Short-term borrowings	-	-	-	-	-	-	-	8	4	150
Long-term debt due within one year	137	117	101	455	127	105	95	654	668	1,426
Long-term debt	3,935	3,941	3,908	3,538	3,501	3,408	3,325	2,847	4,500	4,159
Current portion of operating lease liabilities	244	278	269	274	276	270	266	276	285	303
Operating lease liabilities	1,613	1,563	1,438	1,406	1,369	1,294	1,254	1,288	1,318	1,345
	2,465	2,473	2,968	2,725	3,277	3,413	3,838	3,839	4,346	6,102
Long-term employee benefit liabilities	733	743	716	700	686	651	617	548	563	579
Other long-term liabilities	414	482	466	376	374	390	397	461	451	448
Deferred tax liabilities, net	104	124	40	19	(51)	(111)	(138)	(179)	(218)	(242)
	1,251	1,349	1,222	1,095	1,009	930	876	830	796	785
Shareholders' equity	12,052	12,440	12,169	12,225	12,039	11,344	10,846	11,335	11,489	11,656
	15,768	16,262	16,359	16,045	16,325	15,687	15,560	16,004	16,631	18,543

ASSET UTILIZATION RATIOS
Days in accounts receivable	63.4	65.1	69.1	62.3	65.4	65.0	68.8	63.9	67.1	70.1
Days in accounts payable	70.5	72.8	77.3	74.4	73.3	70.2	73.4	75.0	73.9	75.3
Inventory turnover - cost of sales	9.5	7.7	6.6	7.9	7.9	8.1	7.9	8.0	8.5	8.2
Working capital turnover	39.9	26.7	21.4	41.3	25.1	22.7	19.1	31.1	25.7	19.9
Total asset turnover	2.6	2.2	1.9	2.3	2.4	2.4	2.4	2.4	2.6	2.4

CAPITAL STRUCTURE
Straight debt	15.6%	15.2%	18.1%	17.0%	20.1%	21.8%	24.7%	24.0%	26.1%	32.9%
Long-term employee benefit liabilities, other long-term
liabilities & deferred tax liabilities, net	7.9%	8.3%	7.5%	6.8%	6.2%	5.9%	5.6%	5.2%	4.8%	4.2%
Shareholders' equity	76.4%	76.5%	74.4%	76.2%	73.7%	72.3%	69.7%	70.8%	69.1%	62.9%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Debt to total capitalization	33.0%	32.2%	32.0%	31.7%	30.5%	30.9%	31.3%	30.9%	37.1%	38.8%

ANNUALIZED RETURNS
Return on equity (Net income attributable to Magna
International Inc. / Average shareholders' equity)	20.7%	13.8%	0.4%	15.2%	12.0%	-5.3%	10.4%	3.4%	7.3%	11.7%
Adjusted Return on equity (Adjusted Net income attributable
to Magna International Inc. / Average shareholders' equity)	19.0%	13.9%	5.5%	12.8%	12.6%	8.3%	11.1%	9.4%	11.2%	14.9%
Return on Invested Capital (Annualized after-tax operating
profits / invested capital)	16.3%	11.1%	0.9%	12.2%	9.9%	-3.2%	7.9%	3.2%	5.7%	8.7%
Adjusted Return on Invested Capital (Adjusted Annualized after-tax
operating profits / invested capital)	15.1%	11.2%	4.8%	10.4%	10.4%	6.7%	8.4%	7.4%	8.4%	10.7%

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(United States dollars in millions) (Unaudited)

		2021					2022					2023
Cash provided from (used for):	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL

Operating activities
Net income (loss)		622	436	17	478	1,553	379	(145)	296	127	657	217	354	571
Items not involving current cash flows	(i)	349	341	515	371	1,576	370	705	295	406	1,776	351	525	876
	(i)	971	777	532	849	3,129	749	560	591	533	2,433	568	879	1,447
Changes in operating assets and liabilities	(i)	(310)	(249)	(132)	502	(189)	(569)	(139)	(353)	723	(338)	(341)	(332)	(673)
Cash provided from operating activities		661	528	400	1,351	2,940	180	421	238	1,256	2,095	227	547	774

Investment activities
Fixed asset additions		(212)	(277)	(334)	(549)	(1,372)	(238)	(329)	(364)	(750)	(1,681)	(424)	(502)	(926)
Increase in equity method investment		-	-	(454)	(63)	(517)	-	-	-	-	-	-	-	-
Increase in investments, other assets and intangible assets		(104)	(93)	(101)	(105)	(403)	(64)	(80)	(125)	(186)	(455)	(101)	(96)	(197)
Disposal of facilities	1 (e)	-	-	(41)	-	(41)	6	-	-	-	6	(25)	-	(25)
Increase in public and private equity investments		(3)	(17)	(3)	(45)	(68)	(2)	(2)	(25)	-	(29)	-	(3)	(3)
Settlement of long-term receivable from non-consolidated joint venture		50	-	-	-	50	-	-	-	-	-	-	-	-
Proceeds from disposition		19	20	10	32	81	23	40	41	20	124	19	44	63
Business combinations		39	(21)	-	(31)	(13)	-	-	-	(3)	(3)	-	(1,475)	(1,475)
Cash used for investment activities		(211)	(388)	(923)	(761)	(2,283)	(275)	(371)	(473)	(919)	(2,038)	(531)	(2,032)	(2,563)

Financing activities
Net issues (repayments) of debt		(126)	(33)	(13)	5	(167)	(328)	(31)	(10)	(22)	(391)	1,636	544	2,180
Common Shares issued on exercise of stock options		83	50	3	10	146	4	-	1	3	8	6	-	6
Repurchase of Common Shares		(162)	(99)	(5)	(251)	(517)	(383)	(212)	(180)	(5)	(780)	(9)	(2)	(11)
Tax withholdings on vesting of equity awards		(12)	-	-	(1)	(13)	(14)	(1)	-	-	(15)	(9)	(1)	(10)
Contributions to subsidiaries by non-controlling interests		-	-	-	8	8	-	5	-	-	5	-	-	-
Dividends paid to non-controlling interests		-	(8)	(2)	(39)	(49)	-	(12)	(10)	(24)	(46)	(7)	(24)	(31)
Dividends paid		(130)	(127)	(130)	(127)	(514)	(133)	(130)	(125)	(126)	(514)	(132)	(129)	(261)
Cash provided from (used for) financing activities		(347)	(217)	(147)	(395)	(1,106)	(854)	(381)	(324)	(174)	(1,733)	1,485	388	1,873
Effect of exchange rate changes on cash, cash equivalents
and restricted cash equivalents		(13)	39	(8)	5	23	(3)	(1)	(3)	(31)	(38)	14	(51)	(37)
Net increase (decrease) in cash, cash equivalents
and restricted cash equivalents during the period		90	(38)	(678)	200	(426)	(952)	(332)	(562)	132	(1,714)	1,195	(1,148)	47
Cash, cash equivalents and restricted cash equivalents,
beginning of period		3,374	3,464	3,426	2,748	3,374	2,948	1,996	1,664	1,102	2,948	1,234	2,429	1,234
Cash, cash equivalents and restricted cash equivalents,
end of period		3,464	3,426	2,748	2,948	2,948	1,996	1,664	1,102	1,234	1,234	2,429	1,281	1,281

	(i) Certain amounts in prior periods have been reclassified to conform with current period presentation.

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
(United States dollars in millions, except per share figures) (Unaudited)

	This Analyst should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022.

Note 1:	NON-GAAP MEASURES
The Company presents Operating income, EBIT (Earnings before interest and taxes) and EBITDA (Earnings before interest, taxes and depreciation and amortization) before Other expense (income),net. The Company also presents Adjusted Net Income (Net Income before Other expense (income),net, net of tax and excluding significant income tax valuation allowance adjustments), Adjusted Diluted Earnings per Share, Adjusted EBIT and Adjusted EBIT as a percentage of sales, Return on Invested Capital and Return on Equity. During the third quarter of 2023, we will revise our calculation of Adjusted EBIT to exclude the impact of purchase accounting amortization. The Company calculates Adjusted Debt as total debt adjusted to include pension and lease liabilities and Adjusted EBITDA as earnings before, interest, net, taxes, depreciation and amortization adjusted to add back interest income, certain pension costs and operating lease expense. The Company presents these financial figures because such measures are widely used by analysts and investors in evaluating the operating performance of the Company. However, such measures do not have any standardized meaning under U.S. generally accepted accounting principles and may not be comparable to the calculation of similar measures by other companies.

	Other expense (income), net consists of:

			2021					2022					2023
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL

	Restructuring	[a]	15	44	12	18	89	-	-	-	22	22	118	(35)	83
	Impairments	[b]	-	-	12	-	12	-	376	14	12	402	-	-	-
	Investment revalutations, (gains) losses on sales, and impairments	[c]	(33)	(38)	81	(8)	2	61	50	9	101	221	24	98	122
	Veoneer related termination fees and transaction costs	[d]	-	-	-	(100)	(100)	-	-	-	-	-	-	23	23
	Loss on sale of business	[e]	-	-	75	-	75	-	-	-	58	58	-	-	-
	Gain on business combinations	[f]	(40)	-	-	-	(40)	-	-	-	-	-	-	-	-
														-
			(58)	6	180	(90)	38	61	426	23	193	703	142	86	228
[a]	Restructuring
	Reversal of restructuring charges:
	During the second quarter of 2023, the Company’s Power & Vision segment reversed $39 million of charges due to a change in the restructuring plans related to a plant closure.

	Other Restructuring:		2021					2022					2023
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL
	Power & Vision		15	44	4	4	67	-	-	-	22	22	105	(5)	100
	Body Exteriors & Structures		-	-	8	-	8	-	-	-	-	-	13	9	22
	Seating Systems		-	-	-	14	14	-	-	-	-	-	-	-	-
			15	44	12	18	89	-	-	-	22	22	118	4	122
[b]	Impairments
	Impairments related to operations in Russia:
	As a result of the expected lack of future cashflows and the continuing uncertainties connected with the Russian economy, during the second quarter of 2022, the Company recorded a $376 million impairment charge related to its investment in Russia. This included net asset impairments of $173 million and a $203 million reserve against the related foreign currency translation losses that were included in accumulated other comprehensive loss. The net asset impairments consisted of $163 million and $10 million in our Body Exteriors & Structures and our Seating Systems segments, respectively.

	Other Impairments:		2021					2022					2023
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL
	Body Exteriors & Structures		-	-	8	-	8	-	-	10	12	22	-	-	-
	Power & Vision		-	-	-	-	-	-	-	4	-	4	-	-	-
	Seating Systems		-	-	4	-	4	-	-	-	-	-	-	-	-
			-	-	12	-	12	-	-	14	12	26	-	-	-
[c]	Investment revalutations, (gains) losses on sales, and impairments
	The Company revalues its public and private equity investments and certain public company warrants every quarter. The gains and losses related to this revaluation, as well as gain and losses on disposition, are recorded in Corporate. In the second quarter of 2023, the Company recorded a non-cash impairment charge of $85 million on a private equity investment and related long-term receivables within Other assets in its Corporate segment.

[d]	Veoneer related termination fees and transaction costs
During 2023, the Company incurred $23 million of transaction costs related to the acquisition of the Veoneer Active Safety Business.

	In the fourth quarter of 2021, Veoneer, Inc. (“Veoneer”) terminated its merger agreement with Magna. In connection with the termination of the merger agreement, Veoneer paid the Company a termination fee which, net of the Company’s associated transaction costs, amounted to $100 million.

[e]	Loss on sale of business
During the fourth quarter of 2022, the Company entered into an agreement to sell a European Power & Vision operation. Under the terms of the arrangement, the Company is contractually obligated to provide the buyer with up to $42 million of funding, resulting in a loss of $58 million. During the first quarter of 2023, the Company completed the sale of this operation which resulted in a net cash outflow of $25 million.

	During the third quarter of 2021, the Company sold three Body Exteriors & Structures operations in Germany. Under the terms of the arrangement, the Company provided the buyer with $41 million of funding, resulting in a loss on disposal of $75 million.

[f]	Gain on business combinations
	In Seating Systems, during the first quarter of 2021, the Company recognized a $22 million gain on the on the change in basis of accounting for its previously held equity method investments. Also during the first quarter of 2021, in Power & Vision, substantially all of the assets of the Company's European joint venture with Ford Motor Company, Getrag Ford Transmission GmbH, were distributed to either Ford or the Company, which resulted in the Company recording a gain of $18 million.

The following table reconciles Net income (loss) attributable to Magna International Inc. to Adjusted net income attributable to Magna International Inc.:
		2021					2022					2023
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL

Net income (loss) attributable to Magna International Inc.		615	424	11	464	1,514	364	(156)	289	95	592	209	339	548
Exclude:
	Investment revalutations, (gains) losses on sales, and impairments	(24)	(29)	64	(2)	9	48	38	7	75	168	18	95	113
Impairments		-	-	9	-	9	-	361	12	12	385	-	-	-
Restructuring		15	31	11	17	74	-	-	-	22	22	92	(26)	66
Veoneer related termination fees and transaction costs		-	-	-	(75)	(75)	-	-	-	-	-	-	22	22
Net losses on the sale of business		-	-	75	-	75	-	-	-	57	57	-	-	-
Adjustments to Deferred Tax Valuation Allowance	[i]	-	-	-	(13)	(13)	(29)	-	-	-	(29)	-	-	-
Gain on business combinations		(40)	-	-	-	(40)	-	-	-	-	-	-	-	-
												-		-
Adjusted net income attributable to Magna International Inc.		566	426	170	391	1,553	383	243	308	261	1,195	319	430	749

Diluted earnings (loss) per share		$ 2.03	$ 1.40	$ 0.04	$ 1.54	$ 5.00	$ 1.22	$ (0.54)	$ 1.00	$ 0.33	$ 2.03	$ 0.73	1.18	$ 1.91
Exclude:
	Investment revalutations, (gains) losses on sales, and impairments	(0.08)	(0.10)	0.21	(0.01)	0.03	0.16	0.13	0.03	0.26	1.32	0.07	0.33	0.39
Impairments		-	-	0.03	-	0.03	-	1.24	0.04	0.04	1.32	-	-	-
Restructuring and impairments		0.05	0.10	0.03	0.06	0.24	-	-	-	0.08	0.08	0.31	(0.09)	0.23
Veoneer related termination fees and transaction costs		-	-	-	(0.25)	(0.25)	-	-	-	-	(0.01)	-	0.08	0.08
Net losses on the sale of business		-	-	0.25	-	0.25	-	-	-	0.20	0.19	-	-	-
Adjustments to Deferred Tax Valuation Allowance	[i]	-	-	-	(0.04)	(0.04)	(0.10)	-	-	-	(0.10)	-	-	-
Gain on business combinations		(0.14)	-	-	-	(0.13)	-	-	-	-	-	-	-	-

Adjusted diluted earnings per share		$ 1.86	$ 1.40	$ 0.56	$ 1.30	$ 5.13	$ 1.28	$ 0.83	$ 1.07	$ 0.91	$ 4.83	$ 1.11	$ 1.50	$ 2.61

[i] Adjustments to Deferred Tax Valuation Allowance
In the fourth quarter of 2021 and first quarter of 2022, the Company recorded adjustments to the valuation allowance against its deferred tax assets in certain European countries and North America. The net effect of these adjustments was a reduction in income tax expense of $13 million and $29 million, respectively.

Note 2:	SEGMENTED INFORMATION

		2021					2022					2023
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL
	Body Exteriors & Structures
	Sales	4,025	3,647	3,185	3,620	14,477	4,077	3,947	3,976	4,004	16,004	4,439	4,540	8,979
	Adjusted EBIT	327	227	98	168	820	229	191	225	198	843	270	392	662
	Adjusted EBIT as a percentage of sales	8.1%	6.2%	3.1%	4.6%	5.7%	5.6%	4.8%	5.7%	4.9%	5.3%	6.1%	8.6%	7.4%

	Power & Vision
	Sales	3,156	2,881	2,501	2,804	11,342	3,046	2,888	2,911	3,016	11,861	3,323	3,462	6,785
	Adjusted EBIT	297	203	67	171	738	154	91	117	109	471	84	116	200
	Adjusted EBIT as a percentage of sales	9.4%	7.0%	2.7%	6.1%	6.5%	5.1%	3.2%	4.0%	3.6%	4.0%	2.5%	3.4%	2.9%

	Seating Systems
	Sales	1,303	1,166	1,123	1,299	4,891	1,376	1,253	1,295	1,345	5,269	1,486	1,603	3,089
	Adjusted EBIT	55	26	22	49	152	49	2	35	13	99	36	66	102
	Adjusted EBIT as a percentage of sales	4.2%	2.2%	2.0%	3.8%	3.1%	3.6%	0.2%	2.7%	1.0%	1.9%	2.4%	4.1%	3.3%

	Complete Vehicles
	Sales	1,850	1,490	1,255	1,511	6,106	1,275	1,403	1,213	1,330	5,221	1,626	1,526	3,152
	Adjusted EBIT	80	79	30	98	287	50	63	65	57	235	52	34	86
	Adjusted EBIT as a percentage of sales	4.3%	5.3%	2.4%	6.5%	4.7%	3.9%	4.5%	5.4%	4.3%	4.5%	3.2%	2.2%	2.7%

	Corporate and other
	Intercompany eliminations	(155)	(150)	(145)	(124)	(574)	(132)	(129)	(127)	(127)	(515)	(201)	(149)	(350)
	Adjusted EBIT	11	22	12	22	67	25	11	(1)	(21)	14	(5)	(5)	(10)

	Total
	Sales	10,179	9,034	7,919	9,110	36,242	9,642	9,362	9,268	9,568	37,840	10,673	10,982	21,655
	Adjusted EBIT	770	557	229	508	2,064	507	358	441	356	1,662	437	603	1,040
	Adjusted EBIT as a percentage of sales	7.6%	6.2%	2.9%	5.6%	5.7%	5.3%	3.8%	4.8%	3.7%	4.4%	4.1%	5.5%	4.8%